UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                                    14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SUNTERRA CORPORATION

                            (Name of Subject Company)


                              SUNTERRA CORPORATION

                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86787D208
                      (CUSIP Number of Class of Securities)

                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                                filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:



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PLEASE SHARE THESE WITH YOUR SALES TEAMS:

Today we announced very exciting news: The Board of Directors of Sunterra has approved an agreement pursuant to which Sunterra, including Sunterra Europe, will be acquired by an affiliate of Diamond Resorts. We expect the acquisition, which is subject to customary closing conditions and the acceptance by over 90% of shareholders, to close in the 2nd quarter of this year.

Stephen J. Cloobeck, Chairman and CEO of Diamond Resorts, is a proven vacation ownership entrepreneur who knows what it takes to run a successful operation. Through this acquisition, Diamond Resorts will maximize Sunterra's assets and global reputation, while building on Diamond's position as a world leader in the vacation ownership industry. As a measure of his commitment to the success of the combined company, Stephen has invested a significant amount of his own money in the acquisition.

This acquisition will bring many benefits to Sunterra's members and owners, including:

- the ability to grow quickly without the cost and complexity of being a public company
-     acute focus on business fundamentals
-     faster decision-making process
-     greater stability
-     access to capital to invest in and grow the business

Stephen J. Cloobeck's vision for the combined Company includes:
- capitalizing on Sunterra's proven platform with a greater focus on operations, execution, innovation and quality
-     a customer-centric philosophy
- investment in the Company's systems, personnel, business infrastructure and product development
-     further investment in growing Sunterra Europe

Diamond Resorts has extensive and relevant experience, including:

- over 25 years of expertise and successful management in all aspects of vacation ownership operations
- premier properties include Polo Towers, Jockey Club and The Carriage House (all located in Las Vegas), as well as Kona Reef in Hawaii.
- most recently spearheaded the design of Marriott's Grand Chateau vacation ownership resort
- deep strategic relationships within the vacation ownership and hospitality industries
-     financial security

ANSWERS TO LIKELY QUESTIONS:


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IS IT TRUE THAT AFTER COMPLETION OF THE ACQUISITION SUNTERRA WILL BE A PRIVATE
COMPANY?

Yes. We recognized that Sunterra's position as a public company has been used as a positive in the sales and marketing process. Clearly, there are also significant risks, costs and complexities that result from being a public company and we believe that the benefits of being private in the current environment are attractive for many reasons. In today's environment, capital for investing in and growing the business is readily available whether a company is public or private.

HOW WILL THE ACQUISITION AFFECT OUR PRODUCTS, SUNOPTIONS OR DEEDED OWNERSHIP? The acquisition will not have any effect on our products, SunOptions or deeded ownership. It's business as usual. We plan to continue our tradition of being the innovation leader in the vacation ownership industry.

IS THE TRUST SAFE?
Yes. Nothing about the acquisition affects the structure of our Trust products.

HOW WILL OUR MEMBERS AND OWNERS BE AFFECTED?
Sunterra is committed to continually improving the vacation experience of our members and owners. This will continue with even greater focus irrespective of this acquisition.

ARE THERE FEWER SAFEGUARDS FOR THE CONSUMER AS A PRIVATE COMPANY? Consumer safeguards are the same whether a company is public or private. These safeguards begin foremost with conducting business with the highest of ethical standards. In addition, consumers are protected by state regulatory policies, procedures and processes - none of which are affected by this acquisition.


Important Notice to Investors: The tender offer for the outstanding common stock of Sunterra Corporation has not yet commenced. This document is neither an offer to purchase nor solicitation of an offer to sell securities. At the time the offer is commenced an affiliate of Diamond Resorts LLC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC"), and Sunterra will file a solicitation/recommendation statement on
Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sunterra's stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site: www.sec.gov.

Forward-Looking Statements; Risk Factors
Statements contained in this document that disclose intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Sunterra cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, such statements include the expected benefits and costs of the acquisition; management plans relating to the acquisition; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the acquisition; the ability to complete the acquisition considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and other factors include, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Sunterra stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, and the possibility that expected benefits may not materialize as expected. If the transaction does not close, Sunterra's stock price may significantly decrease, and Sunterra business may materially impact its business. Among other things, Sunterra could lose sales, Sunterra's management could be distracted, Sunterra could suffer increased employee attrition, and Sunterra could suffer further delays in complying with its periodic reporting requirements. Other risks and uncertainties are described from time to time in Sunterra's filings with the U.S. Securities and Exchange Commission. Sunterra undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.